WNC & ASSOCIATES, INC.


February 13, 2006




Re:   WNC California Housing Tax Credits II, L.P.


Dear Investor,

We would like to take this opportunity to give you an update on the status of the liquidation of properties owned by your fund.

As you know, the primary investment objective was the delivery of tax credits and losses. If you invested at the beginning of the program, you have received approximately 176% of your investment back in tax credits alone which exceeds our original projections.

The IRS compliance period for low-income housing tax credit properties is 15 years from occupancy following construction or rehabilitation completion. In the coming years, your fund will have satisfied the compliance phase for each of its properties and we will begin preparing for the next phase - liquidation of the properties.

WNC has put together a team whose job is to review the funds where the compliance period for the properties has been satisfied, and to create a plan for liquidating the properties in an orderly manner. Our strategy is to begin by negotiating with the local general partners to obtain appraisals on the properties and to evaluate the possibilities of either refinancing, selling, and/or resyndicating the properties. This process includes our review of many factors including extended use requirements on the properties (such as those due to mortgage restrictions or state compliance agreements), the condition of the properties, and the tax consequences to the investors from the sale of the properties. Given the size of the portfolio with 14 properties in California and one property in North Carolina, we expect the disposition of the portfolio will take multiple years to complete.

The fund is set up as a two-tier structure in which each property is owned by a local limited partnership that has a local general partner who manages the partnership. Some of the properties have the same local general partner. WNC & Associates, Inc., or one of its affiliates, is the local general partner in two of the local limited partnerships. Your fund is a limited partner in each of these local limited partnerships. In most cases, these local general partners have the authority to approve or not approve the sale or refinancing of the properties. However, WNC will take a proactive role to work with the local general partners to explore all avenues for disposing of the properties.


      17782 Sky Park Circle o Irvine, CA 92614-6404 o Phone (714) 662-5565
                              o Fax (714) 708-8498

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A liquidation of the fund should benefit investors by allowing them to exit the program and potentially receive a distribution from the sales proceeds. You might be interested to know that it is also in WNC's best interests to liquidate your fund as soon as possible. This is because the annual fees received by WNC from the local limited partnerships are minimal and in many cases do not even cover what it costs for us to oversee and monitor the operations of the properties (other than the two properties in which WNC or one of its affiliates is the local general partner). WNC may also receive fees and distributions on sales of properties in accordance with the fund's partnership agreement.

We appreciate your patience in this long term investment. We feel we have been successful thus far in achieving the fund's objectives with regard to tax credits and losses, and feel confident that we can continue to satisfy the goals of the investment with regard to liquidation. Your investment has helped hundreds of families and senior citizens to live in decent, affordable housing, who might not otherwise have had such an opportunity. Thank you for being part of this important program.

Sincerely,


Thomas J. Riha
Senior Vice President and Chief Financial Officer

cc:      Registered Representative